Exhibit 1.A. (5)(b8)

MODIFIED SINGLE PREMIUM JOINT AND LAST SURVIVOR PARTIAL

WITHDRAWAL RIDER

Monarch Life Insurance Company Springfield Massachusetts

Modified Single Premium Joint and Last Survivor Partial Withdrawal Rider
This rider gives the owner the right to make partial withdrawals during the period shown in Policy Schedule 1 subject to the requirements below.
Requirements for Each Partial Withdrawal

Each partial withdrawal is subject to the following requirements:

•  The minimum and maximum amount of a partial withdrawal and the frequency at which withdrawals are permitted are shown in Policy Schedule 1.

• The amount of a partial withdrawal may not exceed the loan value as of the effective date of a partial withdrawal, less any existing policy debt as of such date.
• A partial withdrawal may not be repaid.
Carry Over

In the event that the maximum partial withdrawal shown in Policy Schedule 1 is not made in any year, we will allow the owner to carry over one half of the excess of the maximum partial withdrawal shown in Policy Schedule 1 over the actual partial withdrawal made to the following year. No carry over will be permitted beyond the last year a partial withdrawal is allowed as shown in Policy Schedule 1.

Requesting a Partial Withdrawal	The request for a partial withdrawal must be in a form satisfactory to us. The effective date of the withdrawal will be the date the request is received at our Service Canter.
Effect of a Partial Withdrawal on Total Investment Base, Net Cash Surrender Value and Death Benefit

As of the effective date of a partial withdrawal:

•  The total investment base, net cash surrender value and fixed base of this policy will be reduced by the partial withdrawal.

•  The reduction in the total investment base will be allocated among the investment divisions in accordance with the owner’s instructions. If no such instructions are received by us, allocation will be among the investment divisions in proportion to the investment base in each division as of the effective date of the partial withdrawal.

• The Variable Insurance Amount will reflect the partial withdrawal.

•  Any amounts payable under the Suicide and Limits on Our Contesting The Policy provisions of this policy will be reduced by the amount of partial withdrawals unless the death benefit payable under this policy has already been reduced to reflect the partial withdrawal.

As of the policy processing date on or next following the effective date of a partial withdrawal the guaranteed benefits will decrease. See Effect of A Partial Withdrawal on The Guarantee Period.
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Effect of A Partial Withdrawal on The Guarantee Period

As of the policy processing date on or next following the effective date of a partial withdrawal, we will redetermine the Guarantee Period as follows:

(1)   We take the fixed base as of such date.

(2)   Based on the policy year, the face amount of this policy and the amount in (1), we will redetermine the Guarantee Period. See Note on Our Computations.

When We Will Pay The Partial Withdrawal

We’ll usually pay the amount of the partial withdrawal to the owner within 7 days after we receive a request satisfactory to us. But we may delay paying the amount of the partial withdrawal when we are not able to determine the loan value because:

• the NYSE is closed for trading;
• the SEC determines that a state of emergency exists; or
• an order of the SEC permits a delay for the protection of policyowners.
Note on Our Computations	Our computations will be based on the interest rate shown in Policy Schedule 1 and the guaranteed maximum cost of insurance rates shown in Policy Schedule 4.
Notice	We will send the owner a notice of how the policy benefits are affected by a partial withdrawal.
This rider is part of the policy to which it’s attached.

Secretary	President

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